SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

ICOS Vision Systems Corporation NV

Researchpark Haasrode—Zone 1

Esperantolaan, 8 3001 Heverlee

H.R. Leuven Nr. 80.817

NOTICE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON JUNE 3, 2003

Since the attendance quorum of 50% of the capital was not attained at the extraordinary general meeting of May 13, 2003, and as announced in the notice for such extraordinary general meeting, you are hereby invited to a second extraordinary general meeting of Shareholders (the “Extraordinary Meeting”) of ICOS Vision System Corporation NV (the “Company”) that will be held on June 3, 2003, at 12.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium.

The agenda of the Extraordinary Meeting is the following:

1.	Authorization of the Board of Directors for a period of 18 months to redeem a maximum of 1,000,000 shares of the Company at a price of at least 0,01 euro and at the most 10 euro.

2.	Authorization of the Board of Directors to transfer the redeemed shares held by the Company (i) either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options; (ii) or by way of sale on a regulated market; (iii) or in any other manner or to any other person, in accordance with the interests of the Company, provided that the value received in consideration for such transfer amounts to at least 75 % of the average closing price on NASDAQ Europe and, as of the listing thereon, on the First Market of Euronext Brussels during the thirty calendar days before such transfer.

3.	Amendment of the Articles of Association in order to reconcile certain provisions thereof with the modification of the Belgian Company Code pursuant to the Belgian Law of August 2, 2002 by:

(i)  replacing in Article 25 the title ‘DIRECTIE COMITE – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – DAILY MANAGEMENT”) by ‘DIRECTIECOMITE – ADVISERENDE COMITES – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT”);

(ii)  replacing in Artikel 25, first paragraph ‘De raad van bestuur mag binnen of buiten zijn kring elk directiecomité oprichten, elk raadgevend of technisch comité, al dan niet permanent, waarvan hij de samenstelling, de bevoegdheden en in voorkomend geval de vaste of veranderlijke vergoeding bepaalt, ten laste van de algemene kosten.’ (“The Board of Directors may create, whether or not among its members, any executive comittee, any advisory or technical committee, whether or not on a permanent basis, of which it shall determine the composition, the powers and the fixed or variable remuneration (if any) to be charged to the overhead expenses.”) by ‘De raad van bestuur mag binnen of buiten zijn kring een directiecomité oprichten waarvan hij de bevoegdheid, de werkwijze, de voorwaarden voor de aanstelling van de leden, hun ontslag, hun bezoldiging en de duur van hun opdracht bepaalt.

Binnen de raad van bestuur wordt een auditcomité opgericht dat belast is met het permanent toezicht op de afgewerkte dossiers van de commissaris. Daarnaast kan de raad van bestuur in zijn midden tevens één of meer andere adviserende comités oprichten waarvan hij de samenstelling en de opdrachten bepaalt.’ (“The Board of Directors may create, whether or not among its members, an executive comittee, of which it shall determine the powers, the procedure, the conditions for appointment of its members, their dismissal, their remuneration and the duration of their mandateAmong the members of the Board of Directors an audit committee is created that is in charge of the permanent supervision of the accomplished missions of the

This English version is translated from the original Dutch version and is for information purposes only.

statutory auditor. In addition, the board of directors may create, among its members, one or more advisory committees, of which it shall determine the composition and tasks.”);

(iii)  replacing in Article 33, first paragraph ‘Het recht om deel te nemen aan de algemene vergadering wordt slechts verleend op grond van de inschrijving van de aandeelhouder in het register van de aandelen op naam van de vennootschap. Voornoemde inschrijving dient te zijn geschied tenminste drie werkdagen vóór de datum bepaald voor de bijeenkomst van de algemene vergadering.’ (“The right to participate in the shareholders’ meeting is granted pursuant to the registration of the shareholder in the nominal share register of the company. Such registration must be take place at least three business days preceding the date of the gathering of the shareholders’ meeting”) by ‘Het recht om deel te nemen aan de algemene vergadering en er te stemmen wordt slechts verleend aan de aandeelhouders met betrekking tot de aandelen waarvan zij houder zijn om 24 uur op de vijfde werkdag voor de algemene vergadering (d.i. de registratiedatum). In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om 24 uur. Bij de oproeping tot de algemene vergadering wordt de registratiedatum vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren.’ (“The right to participate in, and to vote at, the shareholders’ meeting is only granted to the shareholders with respect to the shares of which they are the holder at 12 p.m. at the fifth business day preceding the general meeting (i.e. the registration date). In a register, designated thereto by the board of directors, the number of shares that each shareholder holds at the registration date at 12 p.m. will be registered. The notice for the shareholders’ meeting will set out the registration date, as well as the manner in which the shareholders may be registered.”).

This notice is being sent to each shareholder of record that is registered in the Company’s share register on March 13, 2003. The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxyholders of the shareholder concerned, also grant the proxy mentioned below.

The purpose of the accompanying proxy materials is to solicit these persons to grant a revocable proxy to Messrs. Antoon De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Finance Manager, for the purpose of representing them at the Extraordinary Meeting and exercising the voting rights attaching to their shares or to the shares of record for which they have received a proxy themselves (with power of substitution).

However, the proxies that have been granted for the extraordinary general meeting of May 13, 2003 can still be voted with at the Extraordinary Meeting.

Please note that in accordance with Belgian Company Law, only shareholders of record that are registered in the Company’s share register on the third business day before the date of the Extraordinary Meeting (i.e. May 28, 2003) will be entitled to attend and vote in person or by proxy at the Extraordinary Meeting.

By Order of the Board of Directors,

Joseph Verjans, Chairman of the Board of Directors

This English version is translated from the original Dutch version and is for information purposes only.

Heverlee, Belgium

May 15, 2003

PROXY STATEMENT FOR THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON JUNE 3, 2003

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of ICOS Vision Systems Corporation NV, a Belgium corporation (the “Company”), with its principal executive offices at Researchpark Haasrode – Zone 1, Esperantolaan, 8 – 3001 Heverlee, Belgium, for use at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”or the “Meeting”) to be held on June 3, 2003, and at any adjournment or adjournments thereof. The enclosed proxies relating to the Meeting are solicited on behalf of the board of directors of the Company (the “Board of Directors”) and the cost of such solicitation will be borne by the Company. It is expected that this proxy statement and the accompanying proxies will be mailed on or about May 16, 2003. Certain of the officers and regular employees of the Company may solicit proxies by correspondence, telephone or in person, without compensation. The Company may also pay to banks, brokers, nominees and certain fiduciaries their reasonable expenses incurred in forwarding these proxy materials.

Only shareholders of record that are registered in the Company’s share register on the third business day before the date of the Meeting will be entitled to personally attend and vote their shares at the Meeting. Proxies that are granted by persons that are shareholders of record on March 13, 2003 (the “Record Date”) but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

No attendance quorum applies for the Meeting. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals no. 3, (i) through (iii) of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

As of March 13, 2003 there were 10,507,810 shares outstanding and entitled to vote. Each share entitled to vote at the Meeting has one vote and may be voted either in person or by proxy.

Shareholders who plan to attend the Meeting in person and who meet the above-mentioned requirements to be entitled to vote at the Meeting, are asked to inform the Company by marking the appropriate box on the enclosed proxies and returning the same to the address mentioned on the enclosed envelope.

Shareholders or their duly empowered proxyholders who meet the above-mentioned requirements to be entitled to vote at the Meeting and who plan to vote by proxy but had not yet granted a proxy for the extraordinary general meeting of May 13, 2003 or who wish to grant a different proxy, are asked to sign, date and promptly return the accompanying forms of proxy.

The enclosed proxies, if properly executed and returned, will be voted as directed on the proxy or, in the absence of such direction, for each of the proposals as recommended by the Board of Directors. Such proxies may be revoked at any time prior to exercise by filing with the Company written revocation, by executing proxies with a later date, or by attending and voting in person at the Meeting.

This English version is translated from the original Dutch version and is for information purposes only.

Report concerning the Extraordinary Meeting

PROPOSALS FOR THE EXTRAORDINARY MEETING

PROPOSAL NO. 1 – AUTHORIZATION TO REDEEM SHARES

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors for a period of 18 months to redeem a maximum of 1,000,000 shares of the Company at a price of at least 0,01 euro and at the most 10 euro.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 2 – AUTHORIZATION TO TRANSFER REDEEMED SHARES

The Board of Directors proposes and recommends to the Company’s shareholders that they authorize the Board of Directors to transfer the redeemed shares held by the Company (i) either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options; (ii) or by way of sale on a regulated market; (iii) or in any other manner or to any other person, in accordance with the interests of the Company, provided that the value received in consideration for such transfer amounts to at least 75 % of the average closing price on NASDAQ Europe and, as of the listing thereon, on the First Market of Euronext Brussels during the thirty calendar days before such transfer.

The affirmative vote of the holders of 80% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of this proposal.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

PROPOSAL NO. 3 – AMENDMENT OF THE ARTICLES OF ASSOCIATION

4.	The Board of Directors proposes and recommends to the Company’s shareholders that they approve the amendment of the Articles of Association in order to reconcile certain provisions thereof with the modification of the Belgian Company Code pursuant to the Belgian Law of August 2, 2002 by:

(i)  replacing in Article 25 the title ‘DIRECTIE COMITE – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – DAILY MANAGEMENT”) by ‘DIRECTIECOMITE – ADVISERENDE COMITES – DAGELIJKS BESTUUR’ (“EXECUTIVE COMMITTEE – ADVISORY COMMITTEE – DAILY MANAGEMENT”);

(ii) replacing in Artikel 25, first paragraph ‘De raad van bestuur mag binnen of buiten zijn kring elk directiecomité oprichten, elk raadgevend of technisch comité, al dan niet permanent, waarvan hij de samenstelling, de bevoegdheden en in voorkomend geval de vaste of veranderlijke vergoeding bepaalt, ten laste van de algemene kosten.’ (“The Board of Directors may create, whether or not among its members, any executive comittee, any advisory or technical committee, whether or not on a permanent basis, of which it shall determine the composition, the powers and the fixed or variable remuneration (if any) to be charged to the overhead expenses.”) by ‘De raad van bestuur mag binnen of buiten zijn kring een directiecomité oprichten waarvan hij de bevoegdheid, de werkwijze, de voorwaarden voor de aanstelling van de leden, hun ontslag, hun bezoldiging en de duur van hun opdracht bepaalt.

Binnen de raad van bestuur wordt een auditcomité opgericht dat belast is met het permanent toezicht op de afgewerkte dossiers van de commissaris. Daarnaast kan de raad van bestuur in zijn

This English version is translated from the original Dutch version and is for information purposes only.

midden tevens één of meer andere adviserende comités oprichten waarvan hij de samenstelling en de opdrachten bepaalt.’ (“The Board of Directors may create, whether or not among its members, an executive comittee, of which it shall determine the powers, the procedure, the conditions for appointment of its members, their dismissal, their remuneration and the duration of their mandate.

Among the members of the Board of Directors an audit committee is created that is in charge of the permanent supervision of the accomplished missions of the statutory auditor. In addition, the board of directors may create, among its members, one or more advisory committees, of which it shall determine the composition and tasks.”);

(iii)  replacing in Article 33, first paragraph ‘Het recht om deel te nemen aan de algemene vergadering wordt slechts verleend op grond van de inschrijving van de aandeelhouder in het register van de aandelen op naam van de vennootschap. Voornoemde inschrijving dient te zijn geschied tenminste drie werkdagen vóór de datum bepaald voor de bijeenkomst van de algemene vergadering.’ (“The right to participate in the shareholders’ meeting is granted pursuant to the registration of the shareholder in the nominal share register of the company. Such registration must be take place at least three business days preceding the date of the gathering of the shareholders’ meeting.”) by ‘Het recht om deel te nemen aan de algemene vergadering en er te stemmen wordt slechts verleend aan de aandeelhouders met betrekking tot de aandelen waarvan zij houder zijn om 24 uur op de vijfde werkdag voor de algemene vergadering (d.i. de registratiedatum). In een door de raad van bestuur aangewezen register wordt ingeschreven over hoeveel aandelen elke aandeelhouder beschikt op de registratiedatum om 24 uur. Bij de oproeping tot de algemene vergadering wordt de registratiedatum vermeld alsmede de wijze waarop de aandeelhouders zich kunnen laten registreren.’ (“The right to participate in, and to vote at, the shareholders’ meeting is only granted to the shareholders with respect to the shares of which they are the holder at 12 p.m. at the fifth business day preceding the general meeting (i.e. the registration date). In a register, designated thereto by the board of directors, the number of shares that each shareholder holds at the registration date at 12 p.m. will be registered. The notice for the shareholders’ meeting will set out the registration date, as well as the manner in which the shareholders may be registered.”).

The affirmative vote of the holders of 75% of the shares present in person or by proxy and entitled to vote at the Extraordinary Meeting is required for adoption of these proposals.

The Board of Directors recommends that the shareholders or their proxyholders vote FOR approval of this Proposal

This English version is translated from the original Dutch version and is for information purposes only.

OTHER MATTERS

Voting Procedures

Only shareholders of record registered in the Company’s share register on March 13, 2003 (the “Record Date”) will be entitled to receive this proxy statement. Please note that in accordance with Belgian Company Law, only shareholders of record that are registered in the Company’s share register on the third business day before the date of the Meeting, or their duly empowered proxyholders, will be entitled to attend and vote at the Meeting. Proxies that are granted by persons that on the Record Date are registered as shareholders in the Company’s share register but cease to be so by the third business day preceding the date of the Meeting, shall be deemed to be null and void.

The votes cast at the Meeting will be tabulated by an inspector of elections appointed by the Chairman.

No attendance quorum applies for the Extraordinary Meeting. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposals no. 3, (i) through (iii) of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

This English version is translated from the original Dutch version and is for information purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: May 20, 2003	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President